May 8, 2015

VIA EDGAR

Larry Spirgel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TransUnion
Registration Statement on Form S-1
Filed March 30, 2015
File No. 333-203110

TransUnion
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 30, 2015
File No. 333-182948

Dear Mr. Spirgel:

On behalf of TransUnion (the “Company”), we are writing to respond to the comments set forth in (i) the comment letter of staff of the Securities and Exchange Commission (the “Staff”), dated April 24, 2015 (the “S-1 Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 filed on March 30, 2015 (as amended, the “Registration Statement”) and (ii) the comment letter of the Staff, dated April 24, 2015 (the “10-K Comment Letter”), relating to the Form 10-K for the Fiscal Year Ended December 31, 2014 filed on March 30, 2015 (the “Form 10-K”). In addition, on behalf of the Company, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The Registration Statement has been revised in response to the Staff’s comments and generally updates other information, including financial information as of and for the three months ended March 31, 2015.

Set forth below are our responses to the Staff’s comments as set forth in the S-1 Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company. Page references below refer to the pages of Amendment No. 1.

The Company acknowledges that in the future, it will comply with the comments set forth in the 10-K Comment Letter in the manner described below with respect to corresponding comments in the S-1 Comment Letter.

Securities and Exchange Commission

May 8, 2015

General

1. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: The Company acknowledges that the Staff will need a no objection letter or call from FINRA prior to the time the Registration Statement will be declared effective by the Staff. The Company will provide the Staff with such letter or arrange for a call from FINRA informing the Staff that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements as soon as the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.

Prospectus Summary

Our Company, page 1

2. Please revise your opening paragraphs to provide more concrete descriptions of your business. For example, such phrases as “lead to a higher quality of life,” and “deliver insights across the entire consumer lifecycle” do not clearly convey what type of businesses you are engaged in. In addition, please revise to clarify such business jargon as “provider of scale,” “multiple geographies and verticals,” and “new solutions and adjacencies.”

Response: The Company has revised the disclosure on pages 1-4, as well as on pages 90-94 in an effort to provide more concrete descriptions of its businesses and to clarify the meanings of jargon phrases.

3. At the top of page 3 you disclose revenues for fiscal years 2013 and 2014. In order to provide more balanced disclosure, please also include net losses for those years, as well as your current levels of indebtedness.

Response: The Company has added disclosure on page 3 showing net losses for fiscal years 2013 and 2014 and for the three month periods ended March 31, 2014 and 2015, as well as total indebtedness as of March 31, 2015.

Risk Factors, page 21

4. Please move the three risk factors regarding your indebtedness on pages 33-34 to the beginning of the risk factor section.

Response: The Company has moved the three risk factors regarding the Company’s indebtedness to the beginning of the risk factors section on pages 20-21.

Securities and Exchange Commission

May 8, 2015

We may not be able to generate sufficient cash to service all of our indebtedness . . . , page 34

5. Please revise to quantify your debt service obligations for the last two fiscal years.

Response: The Company has added disclosure on page 21 detailing scheduled interest and principal payments related to the Company’s indebtedness for 2013 and 2014.

Business, page 81

6. Please revise to briefly describe the history of the company. Such discussion should address the circumstances that led to the 2012 Change of Control Transaction, including the organization and control of the company prior to that transaction.

Response: The Company has added disclosure about the history of the Company, including the organization of the Company prior to the 2012 Change of Control Transaction, on page 109.

2014 Compensation, page 117

7. On page 118 you state that the Compensation Committee did not increase Mr. Peck’s base salary for 2014. However, the Summary Compensation Table shows an increase of approximately $35,000 in Mr. Peck’s salary for 2014 over 2013. Please clarify.

Response: The Company has revised the disclosure on page 137 to clarify that per his employment agreement, Mr. Peck was paid a base salary of $900,000 in both 2013 and 2014, but due to his December 31, 2012 start date and the timing of payroll processing cycles, the actual amount he received was $34,615 less in 2013 than in 2014.

Twelve Months Ended December 31, 2014 Company Performance, page 121

8. In the first paragraph you state that you did not achieve the Further Adjusted Corporate Revenue target, yet in disclosing actual payout for each officer you indicate that Mr. Peck’s and Mr. Hamood’s bonuses were determined in part through performance with respect to that target. Please clarify.

Response: The Company has revised the disclosure on pages 128 and 131 to clarify that awards under the 2014 Annual Bonus Plan may be paid so long as a threshold level of performance is achieved and that while the Further Adjusted Corporate Revenue target was not met, such metric was achieved above the threshold level.

Where You Can Find More Information, page 171

9. Make clear that your reporting obligations will expand as a result of your stock being traded on a national securities exchange and your planned Exchange Act registration.

Securities and Exchange Commission

May 8, 2015

Response: The Company has revised the disclosure on page 183 to clarify that the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, as well as the Company’s stock being traded on a national stock exchange, the Company will file annual, quarterly, and special reports, proxy and information statements and other information with the SEC.

To facilitate your review, we are sending clean and marked copies of Amendment No. 1 to the Staff, c/o Gregory Dundas.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 455-2812 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letters.

Very truly yours,

/s/ Richard Fenyes

Richard A. Fenyes

CC:	John Blenke
Gregory Dundas